Exhibit 99.79

DHX Media announces annnual general meeting voting results

HALIFAX, Dec. 20, 2013 /CNW/ - At the annual meeting of DHX Media Ltd. held on December 11, 2013 all proposed resolutions, including appointment of Directors and appointment of Auditors, were passed by a show of hands.

Approximately 99.71% of the votes represented at the meeting were represented by proxy. Those proxies were directed to vote as follows if a ballot was held at the meeting:

	Voting Instructions
Motions	For	Withheld
Sir Graham Day	74.04%	25.96%
Michael Donovan	98.59%	1.41%
Michael Hirsh	97.48%	2.52%
John Loh	97.22%	2.78%
J. William Ritchie	99.05%	0.95%
Michael Salamon	88.49%	11.51%
Robert Sobey	99.66%	0.34%
Donald Wright	86.85%	13.15%
Appointment of Auditors	100.00%	0.00%

There were 58,462,860 shares represented at the meeting on December 11, 2013, which represents 56.91% of the total shares issued and outstanding entitled to vote at the meeting.

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes 9,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test and Super WHY!. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

SOURCE: DHX Media Ltd.

%SEDAR: 00023380E

For further information: David A. Regan - EVP, Corporate Development & IR +1 902-423-0260

CO: DHX Media Ltd.

CNW 17:00e 20-DEC-13